

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 13, 2024

Diantha Duvall
Chief Financial Officer
Curis Inc.
128 Spring Street, Building C – Suite 500
Lexington, MA 02421

Re: Curis Inc.
      Registration Statement on Form S-3
      Filed February 8, 2024
      File No. 333-276950

Dear Diantha Duvall:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jimmy McNamara at 202-551-7349 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Cynthia Mazareas